Exhibit 21.1

SUBSIDIARIES OF FIDUS INVESTMENT CORPORATION

Name	Jurisdiction
FCAT Equity Corp.	Delaware
FCCG Equity Corp.	Delaware
FCMH Equity Corp.	Delaware
FCPBS Equity Corp.	Delaware
FCWE Equity Corp.	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware